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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 7, 2023

Manulife announces Subordinated Debenture issue
TORONTO - Manulife Financial Corporation (“MFC”) announced today that it intends to issue $1.2 billion principal amount of 5.409% fixed/floating subordinated debentures due March 10, 2033 (the “Debentures”). MFC intends to file a prospectus supplement to its existing base shelf prospectus in respect of this issue.

The Debentures will bear interest at a fixed rate of 5.409% until March 10, 2028 and thereafter at a rate of 1.85% over Daily Compounded CORRA. The Debentures mature on March 10, 2033.

Subject to prior regulatory approval, MFC may redeem the Debentures, in whole or in part, on or after March 10, 2028 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, Scotiabank and TD Securities. The offering is expected to close on March 10, 2023.

MFC intends to use the net proceeds from the offering of the Debentures for general corporate purposes, including investment in subsidiaries and potential future redemptions of existing securities.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com